EXHIBIT 3.1
CERTIFICATE OF ELIMINATION
OF
6.350% FIXED-TO-FLOATING NON-CUMULATIVE PERPETUAL
PREFERRED STOCK, SERIES D

OF
CITIZENS FINANCIAL GROUP, INC.
Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware
Citizens Financial Group, Inc., a Delaware corporation (the “Company”), hereby certifies in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware that the following resolutions included in the resolutions adopted by the Board of Directors of the Company (the “Board”) on May 13, 2024, with respect to its 6.350% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, $25.00 par value, liquidation preference $1,000 per share (the “Series D Preferred Stock”) and the Certificate of Designation with respect to the Series D Preferred Stock as filed with the Secretary of State of the State of Delaware on January 23, 2019, were duly adopted upon the completion of the redemption of all outstanding shares of the Series D Preferred Stock:
RESOLVED, that pursuant to Section 151 of the General Corporation Law of the State of Delaware and in accordance with the provisions of the Amended and Restated Certificate of Incorporation and the Bylaws of the Company and applicable law, a duly authorized committee of the Board adopted on January 22, 2019 resolutions authorizing the creation of 300,000 shares of 6.350% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, par value $25.00 per share, liquidation preference $1,000 per share (equivalent to $25 per depositary share), of the Company (the “Series D Preferred Stock”), and fixed the designation, preferences, privileges, voting rights, and other special or qualifications, limitations and restrictions thereof, and authorized the filing of the Certificate of Designation with respect to the Series D Preferred Stock (the “Series D Certificate of Designation”) with the Secretary of State of the State of Delaware.
RESOLVED, that, as of the date hereof, no shares of the Series D Preferred Stock are outstanding and no shares of the Series D Preferred Stock will be issued subject to the Series D Certificate of Designation.
RESOLVED, that when a certificate setting forth this resolution becomes effective, it shall have the effect of eliminating from the Company’s Amended and Restated Certificate of Incorporation all matters set forth in the Series D Certificate of Designations with respect to the Series D Preferred Stock.
RESOLVED, that any of the Chief Executive Officer, the Chief Financial Officer, any Vice Chairman, the Treasurer, the Deputy Treasurer, the Chief Legal Officer, the Chief Accounting Officer, the Corporate Secretary, any Executive Vice President, and any Senior Vice President of the Company or their respective designees is hereby authorized, in the name and on behalf of the Company, to prepare, execute and file with the Secretary of State of the State of Delaware a Certificate of Elimination relating to the Series D Preferred Stock.

IN WITNESS WHEREOF, the undersigned Company has caused this Certificate to be signed by a duly authorized officer this 8th day of July, 2024.

CITIZENS FINANCIAL GROUP, INC.
By:	/s/ Robin S. Elkowitz
Name: Robin S. Elkowitz
Title: Executive Vice President, Deputy General Counsel and Secretary

[Signature Page to Certificate of Elimination]